EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

AMONG

NUVASIVE, INC.

PEARSALLS LIMITED

AND

AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

AUGUST 4, 2005

Table of Contents

ARTICLE 1	DEFINITIONS
1.1	Definitions
ARTICLE 2	PURCHASE AND SALE
2.1	Purchase and Sale
2.2	Assets Not to be Transferred
2.3	Liabilities and Obligations
2.4	Closing Consideration
2.5	Additional Consideration
2.6	Right of Reversion
2.7	Form of Consideration Payable by Buyer
2.8	No Fractional Shares
2.9	Earnout Payments
2.10	Transfer Taxes
ARTICLE 3	CLOSING
3.1	The Closing
ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF SELLER
4.1	Organization
4.2	Authorization
4.3	Taxes
4.4	Condition and Sufficiency of Assets
4.5	Governmental Permits
4.6	Title to Purchased Assets
4.7	Intellectual Property
4.8	Books of Account
4.9	Contracts
4.10	No Violation, Litigation or Regulatory Action
4.11	No Finder
4.12	Insurance
4.13	FDA and Regulatory Matters.
4.14	Products; Product Liability. Set forth on Schedule 4.14(a) is a list of all of the Medical Device Products existing as of the Closing Date
4.15	Investment Representations
4.16	No Royalties or Similar Payments to Third Parties
4.17	Employment Matters
4.18	Pensions
4.19	Expenses and Liabilities
4.20	No Changes
4.21	Insolvency
ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF BUYER
5.1	Organization of Buyer
5.2	Authorization
5.3	Non-Contravention; Consents
5.4	Validity of Shares
5.5	No Finder
5.6	Securities Filings
ARTICLE 6	ADDITIONAL AGREEMENTS
6.1	Taxes
6.2	Noncompetition Agreement
6.3	Restrictions on Securities
6.4	Insurance
6.5	Copies of Records
6.6	Notice to Ellis Developments

i

ARTICLE 7	INDEMNIFICATION
7.1	Grant of Indemnity
7.2	Indemnification Procedures
7.3	Survival
ARTICLE 8	GENERAL PROVISIONS
8.1	Survival of Obligations
8.2	Confidentiality
8.3	No Public Announcements
8.4	Notices
8.5	Successors and Assigns
8.6	Access to Records after Closing Date
8.7	Entire Agreement; Amendments
8.8	Interpretation
8.9	Waivers
8.10	Expenses
8.11	Partial Invalidity
8.12	Execution in Counterparts
8.13	Further Assurances
8.14	Governing Law
8.15	Dispute Resolution
8.16	No Third-Party Beneficiaries

ii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (the “Agreement”), dated as of August 4, 2005, is entered into by and among NuVasive, Inc., a Delaware corporation (“Buyer”); Pearsalls Limited, a private limited company incorporated in England and Wales under registration number 03851227 (“Seller”); and American Medical Instruments Holdings, Inc., a Delaware corporation (“Seller Parent”).

RECITALS

WHEREAS, Seller operates a business and owns certain assets in connection with the ownership, design, development and commercial exploitation by Seller of non-vascular applications of embroidery technology for surgical implants, including, without limitation, Seller’s products referred to by Seller by the name “NeoDisc™” and related spine motion preserving technologies, test methods and know-how (collectively, the “Medical Device Global Operations”); and

WHEREAS, subject to the terms and conditions of this Agreement, Seller desires to sell, and Buyer desires to buy, all of Seller’s right, title and interest in and to all of the intellectual property assets primarily used in the operation of the Medical Device Global Operations;

NOW, THEREFORE, in consideration of the premises and the covenants and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1           Definitions.  In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms.  Any agreement referred to below shall mean such agreement as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

“Activities to Date” has the meaning specified in Section 4.13(a) hereof.

“Additional Agreements” means all agreements (including exhibits), instruments and documents being or to be executed and delivered under this Agreement or in connection herewith, including, but not limited to, the following: (i) the Assumption Agreement; (ii) the Intellectual Property Assignment; (iii) the Bill of Sale and Assignment; (iv) the Registration Rights Agreement; (v) the Exclusive Manufacturing Agreement; and (vi) the Services Agreement.

“Affiliate” means, as to any Person, any other Person which is controlling, controlled by or under common control with such Person.

“Agreement” has the meaning specified in the first paragraph of this Agreement.

“Assigned Ellis License Rights” has the meaning set forth on Schedule 1.1(a).

“Assumed Liabilities” has the meaning specified in Section 2.3 hereof.

“Assumption Agreement” means that certain Assumption Agreement dated as of the Closing Date, by and between Buyer and Seller.

“Benefits” has the meaning specified in Section 4.18 hereof.

“Bill of Sale and Assignment” means that certain Bill of Sale and Assignment dated as of the Closing Date, executed by Seller in favor of Buyer, relating to the sale of certain of the Purchased Assets.

“Buyer” has the meaning specified in the first paragraph of this Agreement.

“Buyer Affiliates” has the meaning specified in Section 7.1(a) hereof.

“Cap” has the meaning specified in Section 7.4 hereof.

“Cervical Spine Products” means total disc replacement products designed or developed for use principally in the cervical region of the spine that incorporate Medical Device Intellectual Property.

“Claims and Losses” has the meaning specified in Section 7.1 (a) hereof.

“Closing” has the meaning specified in Section 3.1(a) hereof.

“Closing Cash Consideration” has the meaning specified in Section 2.4(a) hereof.

“Closing Consideration” has the meaning specified in Section 2.4 hereof.

“Closing Date” has the meaning specified in Section 3.1(a) hereof.

“Closing Shares” has the meaning specified in Section 2.4(b) hereof.

“Common Stock” means the common stock of Buyer, $0.001 par value per share.

“Competitive Activity” means directly or indirectly (or having any material interest in, or performing any research and development services for, any Person that is directly or indirectly) (i) engaging in any activity that is the same as, materially similar to, or competitive with the Medical Device Global Operations; (ii) engaging in the development or distribution of any product that is the same as, materially similar to, or competitive with any of the Medical Device Products developed by Buyer during the Noncompetition Period; or (iii) diverting or attempting to divert from Buyer or any Affiliate of Buyer any business of any kind relating to the Medical Device Global Operations, including the solicitation of or interference with any suppliers, consultants, contractors, or customers of such operations; provided, however, that no action taken by Seller for or at the request of Buyer, pursuant to the Exclusive Manufacturing Agreement or otherwise, shall constitute a Competitive Activity.

“Contracts” has the meaning specified in Section 4.9 hereof.

“Copyrights” means copyrights, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by law, multinational treaties or conventions.

“Deductible” has the meaning specified in Section 7.4 hereof.

“Disclosed Scheme” has the meaning specified in Section 4.18 hereof.

“Ellis Licence” means the Patent and Know-How Licence dated July 20, 2005, by and between the Seller and Ellis Development Limited.

“Employment Regulations” means the Transfer of Undertaking Protection of Employment Regulations 1981 (UK).

“Encumbrance” means any lien, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title or other restrictions on title.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means all assets of Seller and its Affiliates other than the Purchased Assets.

“Exclusive Manufacturing Agreement” means that certain Exclusive Manufacturing Agreement dated as of the Closing Date, by and between Buyer and Seller.

“Expense and Liability Schedules” has the meaning specified in Section 4.19 hereof.

“FDA” means the United States Food and Drug Administration.

“FDA Approval” means, with respect to the PMA Application for the Cervical Spine Products, written notification from the FDA that such products have been approved to be marketed in the United States for the approved indications without conditions or with conditions that are commercially reasonable after a satisfactory review by the FDA of the PMA Application for such products; provided, however, that a written notification from the FDA that products have been approved to be marketed in the United States for the approved indications with conditions shall be an “FDA Approval” if Buyer thereafter sells such product in the United States.

“First Contingent Milestone Payment” has the meaning specified in Section 2.5(a)(i) hereof.

“First Milestone” means IDE Approval on the Cervical Spine Products.

“Governmental Body” means any federal, state, county, local, district, public authority, public agency or any other political subdivision, public corporation or governmental or regulatory or supervisory authority, whether foreign (including United Kingdom) or domestic.

“Governmental Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal, or any Governmental Body and any award in any arbitration proceeding.

“Governmental Permits” has the meaning specified in Section 4.5 hereof.

“IDE Application” means an Investigational Device Exemption application submitted for approval to the FDA with respect to the Cervical Spine Products, including a proposed US pivotal clinical study protocol (“US Pivotal Study”) with indications for use (and exclusion criteria), evaluation criteria to assess equivalence or success of the device relative to a control, and device testing and validation documents.

“IDE Approval” means the FDA has approved the IDE Application such that Buyer may initiate the PMA US Pivotal Study protocol set forth in the IDE Application subject to compliance with the following requirements: (a) labeling according to 21 CFR 812.5; (b) distribution according to 21 CFR 812.43(b); (c) informed consent according to 21 CFR 50; (d) monitoring according to 21 CFR 812.46; (e) prohibitions according to 21 CFR 812.7; and (f) records and reports according to 21 CFR 812.140 and 21 CFR 812.150.

“IDE Enrollment” means the enrollment by Buyer of a sufficient number of patients to participate in the US Pivotal Study approved in the IDE Approval to support the filing of a PMA Application for the Cervical Spine Products.

“Indebtedness” means, with respect to any Person, any indebtedness, secured or unsecured, (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), and evidenced by bonds, notes, facility letters, loan agreements, charges, debentures or similar instruments or letters of credit, to the extent of the face value thereof (or, in the case of evidence of indebtedness issued at a discount, the current accredit value thereof) or (b) representing the balance deferred and unpaid of the purchase price of property or services (other than accounts payable (including trade payables) in the ordinary course of business) and shall also include, to the extent not otherwise included, (i) any capitalized lease obligations and (ii) the face value of guaranties of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor).

“Indemnified Party” means a party seeking indemnification under this Agreement.

“Indemnifying Party” means a party from whom indemnification is sought under this Agreement.

“Insolvency Act” has the meaning specified in Section 4.21 hereof.

“Insurance Period” has the meaning specified in Section 6.4 hereof.

“Intellectual Property Assignment” means that certain Intellectual Property Assignment dated as of the Closing Date, executed by Seller in favor of Buyer.

“Material Adverse Event” means any change, circumstance or effect that, individually or in the aggregate with all other changes, circumstances and effects, is or would have a material adverse effect on the Purchased Assets, Assumed Liabilities or the Medical Device Global Operations, but excluding any effect resulting from or relating to (a) general political or economic conditions, general financial and capital market conditions (including interest rates) or general effects on any of the healthcare or biotechnology industries, or in each case, any changes therein (including as a result of (i) an outbreak or escalation of hostilities involving the United States, the United Kingdom or any other country or the declaration by the United States, the United Kingdom or any other country of a national emergency or war, or (ii) the occurrence of any act of terrorism), (b) the public announcement or the becoming public of the transactions contemplated by this Agreement, (c) any action taken by Buyer or any of its Affiliates or representatives, (d) any changes in Requirements of Laws, generally accepted accounting principles or any authoritative interpretations thereof, or (e) any action taken or failed to be taken by Seller or any of its Affiliates as required by this Agreement or at the written request of Buyer.

“Medical Device Global Operations” has the meaning specified in the recitals to this Agreement.

“Medical Device Intellectual Property” means all of the intellectual property included in the Purchased Assets.

“Medical Device Products” means any medical devices owned, designed, developed, manufactured, marketed or commercially exploited by Seller (prior to the Closing Date) or by Buyer that incorporate the Medical Device Intellectual Property, including, without limitation, the Cervical Spine Products.

“Medical Device Product Licenses” has the meaning specified in Section 4.13(a) hereof.

“Milestones” has the meaning specified in Section 2.5(a) hereof.

“Milestone Payments” has the meaning specified in Section 2.5(a) hereof.

“Milestone Target Dates” has the meaning specified in Section 2.5(b) hereof.

“Net Sales” means (a) in the case of an arm’s length transaction exclusively for money, the total amounts invoiced in respect of the Medical Device Products after deduction of normal trade discounts (but not discounts for accelerated payment) actually granted and of any credits actually given for returned or defective goods and excluding, or making proper deductions for, any costs of packing, insurance, carriage and freight and value added tax or other sales tax and, in the case of export orders, any import duties or similar applicable governmental levies or export insurance costs, subject in all cases to the same being separately charged on customer invoices; (b) in any sale or other disposal of any Medical Device Products other than in an arm’s length transaction exclusively for money, the fair market value shall, if higher and subject to (c) below, be substituted for the invoiced value; and (c) where there is an initial disposal of Medical Device Products by Buyer or any licensee of Buyer to any Affiliate of Buyer and a subsequent sale to a Person other than Buyer or an Affiliate of Buyer, the Net Sales shall be calculated by reference to the invoiced ex-works sales value (or as the case may be, the fair market value) pertaining to the first sale or other disposal to a Person other than Buyer or an Affiliate of Buyer.

“Noncompetition Period” has the meaning specified in Section 6.2 hereof.

“Nondisclosure Agreement” means that certain Mutual Non-Disclosure and Non-Use Agreement, dated as of January 20, 2005 by and between Buyer and Seller.

“Non-Cervical Spine Products” means any Medical Device Products designed or developed for use principally in any region of the spine other than the cervical region of the spine.

“Non-Spine Products” means any Medical Device Products designed or developed for use principally in any region of the body other than the spine.

“Other Claim” has the meaning specified in Section 7.2(b) hereof.

“Other Claim Notice” has the meaning specified in Section 7.2(b) hereof.

“Patents” means all worldwide statutory invention registrations, patents, patent registrations and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations) and all rights therein provided by law, multinational treaties or conventions and all improvements to the inventions disclosed in each such registration, patent or patent application.

“Permitted Encumbrances” means (a) liens for taxes and other governmental charges and assessments which are not yet due and payable, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable and (c) other liens or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien or imperfection.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Body or any other entity.

“Post-Closing Transferred Employee Obligations” means all salaries, wages, commissions, bonuses, holiday pay, national insurance contributions, pension contributions and all other employment costs in relation to the Transferred Employees arising after the Closing Date and all liabilities, obligations, costs, claims and demands arising from any change in the terms and conditions or working conditions of the Transferred Employees occurring on or after the Closing Date or from the termination of the employment of any of the Transferred Employees on or after the Closing Date or as a result of any act or omission of Buyer after the Closing.

“PMA Application” means the pre-market approval application submitted to the FDA pursuant to Section 515 of the Food, Drug and Cosmetic Act for the purpose of obtaining permission from the FDA to market the Cervical Spine Products in the United States for approved indications.

“Progress Failure Notice” shall have the meaning specified in Section 2.5(b) hereof.

“Progress Reply” shall have the meaning specified in Section 2.5(b) hereof.

“Progress Response” shall have the meaning specified in Section 2.5(b) hereof.

“Purchased Assets” has the meaning specified in Section 2.1 hereof.

“Records” has the meaning specified in Section 2.1(c) hereof.

“Reference Market Value” means the average closing sale price, as published in The Wall Street Journal, of a share of Common Stock on the NASDAQ National Market for the thirty (30) consecutive trading day period ending two (2) business days prior to the date on which such Reference Market Value is determined.

“Registration Rights Agreement” means that certain Registration Rights Agreement dated as of the Closing Date between Buyer and Seller.

“Reimbursement Amounts” means the amounts set forth on Schedule 1.1(b).

“Requirements of Laws” means any applicable foreign, federal, state and local laws, statutes, regulations, rules, codes, ordinances, enforceable judgments, injunctions, decrees and orders, permits, approvals, treaties, enacted, adopted, issued or promulgated by any Governmental Body (including, without limitation, those pertaining to electrical, building, zoning, environmental and occupational safety and health requirements) or common law in effect as of the Closing Date.

“Retained Ellis License Rights” means all rights and obligations under the Ellis Licence other than the Assigned Ellis License Rights.

“Retained Liabilities” means all liabilities of Seller other than the Assumed Liabilities, including, without limitation, (i) Seller’s obligation to perform and discharge all of its obligations in respect of the Transferred Employees for its own account up to and including the Closing Date, including, without limitation, any obligation to discharge bonus and incentive payments, fees and other remuneration or liability payable after the Closing Date in respect of an entitlement accrued to any extent for the period before the Closing Date and (ii) any liability set forth on Schedule 4.11 hereto.

“Reversion Assets” means the Purchased Assets, but excluding any of the Transferred Agreements that Seller elects at the time of exercising the Right of Reversion not to be included in the Reversion Assets.

“Right of Reversion” has the meaning specified in Section 2.6(a) hereof.

“Schedules” means the schedules prepared by Seller, referenced in the main text of this Agreement and attached hereto.

“Second Contingent Milestone Payment” has the meaning specified in Section 2.5(a)(ii) hereof.

“Second Milestone” means completion of recruitment for the clinical studies, i.e., completion of all of the surgeries on all of the patients recruited for both total cervical disc replacement and control fusion, in accordance with an IDE approved by the FDA initiated by Buyer or any of its Affiliates or licensees.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Seller” has the meaning specified in the first paragraph of this Agreement.

“Seller Affiliates” has the meaning specified in Section 7.1(b) hereof.

“Seller Parent” has the meaning specified in the first paragraph of this Agreement.

“Seller’s Knowledge” means the actual knowledge of Alan McLeod, Chris Reah, Lawson Lyon and Jim Banks and the knowledge such individuals would have after due inquiry.

“Services Agreement” means that certain Services Agreement dated as of the Closing Date, by and between Buyer and Seller.

“Tax” means all forms of taxation, duties, imposts and levies, whether of the United Kingdom or elsewhere, including any foreign (including United Kingdom), federal, state, local or foreign net income, alternative or add-on minimum, gross income, gross receipts, property, sales, use, transfer, gains, license, excise, employment, payroll, withholding or minimum tax, corporation tax, capital gains tax, value added tax, stamp duty, stamp duty land tax, stamp duty reserve tax, national insurance contributions, value-added, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Body.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Territory” means England, the remainder of the United Kingdom, Europe, North America or any other country or smaller geographical area in which the Medical Device Global Operations are carried out, or where Buyer is intending to carry out business in relation to the Medical Device Global Operations at the Closing Date.

“Third Contingent Milestone Payment” has the meaning specified in Section 2.5(a)(iii) hereof.

“Third Milestone” means the granting of FDA Approval for sale by Buyer or any of its Affiliates or licensees of any Cervical Spine Product in the United States.

“Third Party Claim” has the meaning specified in Section 7.2(a)(i) hereof.

“Third Party Claim Notice” has the meaning specified in Section 7.2(a)(i) hereof.

“Third Party Expenses” has the meaning specified in Section 8.10 hereof.

“Trade Secrets” means trade secrets and confidential, technical information (including ideas, formulas, compositions, inventions and conceptions of inventions, whether patentable or unpatentable and whether or not reduced to practice).

“Trademark” means the name “NeoDisc™”, including all of the goodwill associated therewith, whether or not registered, including all common law rights and registrations and applications for registration thereof.

“Transfer Taxes” has the meaning specified in Section 2.10 hereof.

“Transferred Agreements” has the meaning specified in Section 2.1(b) hereof.

“Transferred Employees” means Mr. Alan McLeod, Mr. Chris Reah and Ms. Kelly Lisa Roseby.

“Transferred Permits” has the meaning specified in Section 2.1(d) hereof.

“2004 Expense and Liability Schedule” has the meaning specified in Section 4.19 hereof.

“2005 Expense and Liability Schedule” has the meaning specified in Section 4.19 hereof.

“Valid Claim” means a claim of any issued, unexpired patent (and not a patent application) that has not been revoked or held unenforceable or invalid by a decision of a court or Governmental Body of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and that has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, and that has not been lost through an interference proceeding or by abandonment.

“Valid Claim Notice” means either a Valid Other Claim Notice or a Valid Third Party Claim Notice.

“Valid Other Claim Notice” has the meaning specified in Section 7.2(b) hereof.

“Valid Third Party Claim Notice” has the meaning specified in Section 7.2(a)(i) hereof.

ARTICLE 2

PURCHASE AND SALE

2.1           Purchase and Sale.  On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and accept from Seller, all right, title and interest of Seller in and to the following tangible and intangible properties and assets owned or held by Seller (collectively, the “Purchased Assets”) free and clear of all Encumbrances (except for Permitted Encumbrances), but excluding the Excluded Assets:

(a)           (i) the intellectual property used or held for use primarily in connection with non-vascular applications of embroidery technology for surgical implants, including without limitation the intellectual property set forth on Schedule 4.7(a), but excluding the mark “Pearsalls” and the Retained Ellis License Rights, (ii) the Assigned Ellis License Rights, (iii) the goodwill associated therewith, and (iv) all rights to sue for and recover and retain damages, costs or attorneys’ fees for present and past infringement thereof;

(b)           the contracts, agreements, commitments, licenses, undertakings, arrangements, and other legally binding contractual rights or obligations listed on Schedule 2.1(b) hereto (collectively, the “Transferred Agreements”);

(c)           all technical drawings, design master records, device history files and records, verifications and validations, medical device reports, internal audit reports, supplier lists, books, ledgers, correspondence, promotional and marketing materials (including, without limitation, catalogues, brochures and trade show equipment), and any documentation consistent with CE mark requirements and ISO certification requirements and any other information or documentation relating to the Medical Device Products (collectively, the “Records”);

(d)           the approvals from the United Kingdom and French Governmental Bodies to conduct clinical investigations of the Cervical Spine Products (collectively, the “Transferred Permits”), to the extent transferable;

(e)           copies of all documents sent to or received from the FDA and any foreign counterpart relating to the Medical Device Products, including, without limitation, submissions and amendments, clearances received, acknowledgment letters, audits and warning letters, file submissions to other countries and other similar documentation;

(f)            copies of all data, studies, reports and publications relating to the Medical Device Products that have been completed, are in process, or are being formulated or collected by Seller as of the Closing Date;

(g)           all finished goods inventory and samples of Medical Device Products; and

(h)           the assets listed on Schedule 2.1(h).

2.2           Assets Not to be Transferred.  Seller shall retain and Buyer shall not acquire any assets or properties of Seller other than the Purchased Assets.

2.3           Liabilities and Obligations.  On the Closing Date, Buyer shall accept, assume and agree to pay, perform or otherwise discharge, in accordance with the respective terms and subject to the respective conditions thereof and hereof, all liabilities and obligations under the Transferred Agreements and the Assigned Ellis Licence Rights, except for liabilities and obligations (i) incurred, accrued or arising on or before the Closing Date or (ii) resulting from a breach thereof by Seller (the “Assumed Liabilities”).

2.4           Closing Consideration.  In consideration for the Purchased Assets, Buyer shall pay or do the following at the Closing (collectively, the “Closing Consideration”):

(a)           Buyer shall pay to Seller $5,000,000 in cash at the Closing by wire transfer of immediately available funds to such account as Seller shall, not less than one (1) business day prior to the Closing Date, designate in writing to Buyer (the “Closing Cash Consideration”); and

(b)           Buyer shall issue to Seller at the Closing that number of shares of Common Stock (the “Closing Shares”) equal to the quotient obtained by dividing (x) $7,000,000 by (y) the Reference Market Value on the Closing Date, with any fraction of a share of Common Stock being treated as provided in Section 2.8 below.

2.5           Additional Consideration.

(a)           As additional consideration for the Purchased Assets, Buyer shall make certain contingent payments (collectively, the “Milestone Payments”) to Seller on the terms and subject to the conditions provided in this Section 2.5.  Buyer shall use commercially reasonable efforts to rapidly bring the Cervical Spine Products through the required regulatory processes and ultimately to market in the United States.  Buyer shall be deemed to have fulfilled such obligation in the event that all of the following milestones (the “Milestones”) are achieved.

(i)            Within 15 calendar days following completion of the First Milestone, Buyer shall make a Milestone Payment (the “First Contingent Milestone Payment”) to Seller consisting of (i) $6,300,000 in cash, and (ii) that number of shares of Common Stock equal to the quotient obtained by dividing (x) $4,200,000 by (y) the Reference Market Value on the date of payment, with any fraction of a share of Common Stock being treated as provided in Section 2.8 below.

(ii)           Within 15 calendar days following completion of the Second Milestone, Buyer shall make a Milestone Payment (the “Second Contingent Milestone Payment”) to Seller consisting of (i) $3,600,000 in cash, and (ii) that number of shares of Common Stock equal to the quotient obtained by dividing (x) $2,400,000 by (y) the Reference Market Value on the date of payment, with any fraction of a share of Common Stock being treated as provided in Section 2.8 below.

(iii)          Within 15 calendar days following completion of the Third Milestone, Buyer shall make a Milestone Payment (the “Third Contingent Milestone Payment”) to Seller consisting of (i) $9,000,000 in cash, and (ii) that number of shares of Common Stock equal to the quotient obtained by dividing (x) $6,000,000 by (y) the Reference Market Value on the date of payment, with any fraction of a share of Common Stock being treated as provided in Section 2.8 below.

(b)           Buyer shall report to Seller at least quarterly on the progress being made toward the achievement of the Milestones.  Seller shall notify Buyer within 60 days after receiving any such progress report (a “Progress Failure Notice”) if it believes that Buyer is not fulfilling its obligation to use commercially reasonable efforts to rapidly bring the Cervical Spine

Products through the required regulatory processes and ultimately to market in the United States.  If Seller does not deliver to Buyer a timely Progress Failure Notice with respect to a periodic report, then for purposes of Section 2.6(c)(ii) of this Agreement, Buyer shall be deemed to have used commercially reasonable efforts to rapidly bring the Cervical Spine Products through the required regulatory processes and ultimately to market in the United States for the period to which such report relates; provided, however, that if the periodic report delivered by Buyer was materially inaccurate or materially misleading, then Seller’s failure to deliver a timely Progress Failure Notice shall have no effect.  If Buyer disagrees with the Progress Failure Notice, Buyer shall respond (a “Progress Response”) to the Progress Failure Notice within 30 days after receiving the Progress Failure Notice, setting forth the reasons it believes its efforts were commercially reasonable.  Seller shall advise Buyer in writing (a “Progress Reply”) within 30 days after receiving a Progress Response from Buyer whether or not it agrees with Buyer that Buyer’s efforts during the period in question were commercially reasonable.  If Seller agrees in its Progress Reply that Buyer’s efforts during the period in question were commercially reasonable, or if Seller does not deliver to Buyer a timely Progress Reply with respect to a Progress Response, then for purposes of Section 2.6(c)(ii) of this Agreement, Buyer shall be deemed to have used commercially reasonable efforts to rapidly bring the Cervical Spine Products through the required regulatory processes and ultimately to market in the United States for the period to which such report relates; provided, however, that if the Progress Response delivered by Buyer was materially inaccurate or materially misleading, then Seller’s failure to deliver a timely Progress Reply shall have no effect.

(c)           If (i) the IDE Application for the Cervical Spine Products is not submitted to the FDA before December 31, 2005, (ii) the First Milestone is not completed within six months after the submission to the FDA of the IDE Application for the Cervical Spine Products, (iii) the Second Milestone is not completed within one year after the First Milestone is completed, or (iv) the Third Milestone is not completed within three years after the Second Milestone is completed (collectively, the “Milestone Target Dates”), then on ten (10) days’ notice from either party to the other, the parties shall meet to discuss the reasons for the delay in achieving the submission or Milestone, and Buyer shall provide Seller with either;

(A)          a revised schedule for such submission or Milestone and future Milestones, together with a reasonably detailed written plan for achieving the proposed schedule;

(B)           notice of its suspension of the development or commercialization of the Cervical Spine Products, together with a reasonably detailed explanation of Buyer’s current plans with respect to the Cervical Spine Products; or

(C)           notice of its abandonment of the development or commercialization of the Cervical Spine Products, together with a reasonably detailed written explanation of the significant factors that led to Buyer’s abandonment.

If Buyer believes that any submission or Milestone is unlikely to be achieved by its Milestone Target Date, Buyer promptly shall provide Seller, with an explanation of the significant factors that it believes are responsible for the anticipated delay.

2.6           Right of Reversion.

(a)           Seller shall have a right (a “Right of Reversion”) permitting Seller, at its option, to regain ownership of the Reversion Assets subject to the limitations and restrictions set forth in this Section 2.6, in the event that:

(i)            Buyer notifies Seller that it is abandoning the development or the commercialization of the Cervical Spine Products; or

(ii)           Buyer fails to use commercially reasonable efforts to rapidly bring the Cervical Spine Products through the required regulatory processes and ultimately to market in the United States.

Failure to achieve a Milestone in whole or in part due to a good faith determination by Buyer, in an exercise of reasonable business judgment, to suspend its efforts with respect to the Cervical Spine Products for a period of time shall not, by itself, give rise to a Right of Reversion under Section 2.6(a)(ii); provided that Buyer gives Seller a reasonably detailed explanation in writing of the significant factors behind the decision, the factors that will determine when and how Buyer resumes such efforts and Buyer’s long-term plans and expectations for the Cervical Spine Products and other Medical Device Products.

(b)           If Seller has a Right of Reversion arising under Section 2.6(a)(i), such right must be exercised in writing within 90 days after Seller receives notification from Buyer of abandonment.  If Seller believes that it has a Right of Reversion arising under Section 2.6(a)(ii), such Right of Reversion shall not be exercisable unless Seller gives written notice to Buyer of its belief that a Right of Reversion has arisen under Section 2.6(a)(ii), together with a reasonably detailed explanation of why Seller believes a Right of Reversion has arisen under Section 2.6(a)(ii), and Buyer fails, during the 90-day period following delivery of such notice, to cure the condition giving rise to the Right of Reversion.  If such right exists and is timely exercised, Seller may elect to have the ownership of the Reversion Assets transferred to Seller, in which case, promptly after notice to Buyer of such election, Buyer will execute all documents required to transfer ownership of all Reversion Assets to Seller.

(c)           Notwithstanding any provision herein to the contrary, no Right of Reversion can arise if

(i)            all of the Milestones are achieved;

(ii)           Buyer has, for a total of sixty (60) months, which need not be consecutive, used commercially reasonable efforts to rapidly bring the Cervical Spine Products through the required regulatory processes and ultimately to market in the United States;

(iii)          Buyer has spent at least $10 million (including the Reimbursement Amounts) with respect to development, regulatory approval or commercialization efforts for the Medical Device Products;

(iv)          Buyer makes a payment to Seller of the lesser of (A) all unpaid Milestone Payments and (B) the difference between $10 million and the amount spent by Buyer with respect to development, regulatory approval or commercialization efforts for the Medical Device Products (including the Reimbursement Amounts); or

(v)           the sum of (A) the earn-out payments paid by Buyer pursuant to Section 2.9 and (B) the amount spent by Buyer with respect to development, regulatory approval or commercialization efforts for the Medical Device Products (including the Reimbursement Amounts) equal $10 million.

(d)           If Seller exercises its Right of Reversion, such exercise shall be Seller’s sole remedy with respect to any breach by Buyer of the provisions of Section 2.5 or 2.6 (including any failure of Buyer to achieve a Milestone).

(e)           If Seller exercises its Right of Reversion, Seller shall have a non-transferrable, non-sublicensable license to make, use, have made, export, offer for sale and sell any inventions, discoveries, improvements or other technology related to the Medical Device Products conceived or reduced to practice by Buyer prior to the transfer of the Reversion Assets to Seller; provided, however, that such license shall be no broader than necessary to practice the Medical Device Products and provided further, that such license shall not arise without the written consent of Buyer if, prior to Seller’s exercise of its Right of Reversion, a direct competitor of Buyer purchases all or substantially all of the assets or equity interests of Seller.  Buyer and Seller shall negotiate in good faith an appropriate and fair royalty and other commercially reasonable terms for such license.  If Buyer commercializes any Medical Device Product and thereafter Seller exercises its Right of Reversion, Seller shall grant to Buyer upon Buyer’s request a license to continue to commercialize such Medical Device Product.

Subject to Section 2.5, Buyer shall have sole discretion for making all decisions relating to the commercialization and marketing of Medical Device Products, and will bear all costs of preparing Medical Device Products for market and for obtaining any required governmental approvals.

2.7           Form of Consideration Payable by Buyer.  All cash payments shall be made in United States Dollars.  Buyer may make any payment required under this Agreement in cash.  Notwithstanding anything to the contrary contained in Sections 2.4 and 2.5 above, and subject to Section 2.8 below, to the extent that Buyer is not able to pay in cash any part of the cash portion of a Milestone Payment, Buyer may substitute for such part of the cash portion of such Milestone Payment the number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of (A) the amount of the cash component of the Milestone Payment that Buyer has elected to satisfy in whole shares of Common Stock in lieu of payment in cash and (B) 1.20, by (y) the Reference Market Value on the date of payment, with any fraction of a share being treated as provided in Section 2.8 below.

2.8           No Fractional Shares.  No certificates or scrip representing fractional shares of Common Stock shall be issued as part of the Closing Consideration or any Milestone Payments, but an amount in cash equal to the aggregate Reference Market Value of such fractional shares shall instead be paid by Buyer to Seller on the date that such Closing Consideration or Milestone Payments are otherwise paid to Seller.

2.9           Earnout Payments.

(a)           Buyer shall also pay to Seller, subject to the terms of this Section 2.9, earnout payments based on Net Sales as follows (provided that no earnout payment shall be due from Buyer to Seller for any Net Sales except as set forth in Sections 2.9(a)(i) and (ii) below):

(i)            With respect to any Non-Spine Product, during the period commencing on the Closing Date and ending on the tenth anniversary of the Closing Date, an amount equal to 10% of Net Sales of such Non-Spine Product; and

(ii)           during the period commencing on the Closing Date and ending on the date that no Valid Claims exist with respect to the Cervical Spine Products, an amount equal to 5% of Net Sales of Cervical Spine Products that are subject to Valid Claims.

(b)           The earnout payments set forth in Section 2.9(a)(ii) shall be payable on a jurisdiction-by-jurisdiction basis, based on Net Sales in those jurisdictions where Valid Claims exist, and where, but for the sale, conveyance, assignment and transfer of the Medical Device Intellectual Property from Seller to Buyer pursuant to this Agreement, the ownership, design, development, manufacture, marketing or commercial exploitation by Buyer of the Medical Device Products would infringe such Valid Claims.  In the event that third-party licenses or other payments to third parties are or would be required in order for Buyer to own, design, develop, manufacture, market or commercially exploit any Medical Device Products as they are currently designed, including, without limitation, any payments required to be made to Ellis Developments Limited pursuant to the Ellis Licence, then the earnout payments to be made under this Section 2.9 with respect to the Net Sales of a specific Medical Device Product in a specific jurisdiction shall be automatically reduced by the aggregate amount required to be paid to such third parties by Buyer with respect to sales of such Medical Device Product in such jurisdiction.

(c)           Buyer shall pay the earnout payments set forth in Section 2.9(a) during the respective time periods provided therein within sixty (60) days following each six (6) month anniversary of the Closing Date for Net Sales in the previous six (6) month period.  Each earnout payment under this Section 2.9 shall be accompanied by a statement of the amount of Net Sales during the applicable period and such other information as is necessary to determine the amount of the payments to be made to Seller hereunder.  All earnout payments payable to Seller shall be paid in U.S. Dollars.  Net Sales shall first be calculated in the currency in which the sales were made and then directly converted into U.S. Dollars at the exchange rate reported in the U.S. edition of The Wall Street Journal (or other publication chosen by the parties by mutual written consent from time to time) for the last business day of the period for which such payment is due.  Earnout payments not paid within the sixty (60) days following the previous six (6) month period shall accrue interest at the rate of 1% per month from the due date; provided, however, that no interest shall accrue on amounts the payment of which is subject to a good faith dispute or amounts determined to be due after an audit reflecting a discrepancy of less than 5% between amounts paid and amounts that should have been paid.

(d)           Buyer shall keep full and accurate books and records of all items necessary to correctly calculate the payments due to Seller hereunder for the latest three calendar years and to correctly calculate the amount spent by Buyer with respect to development, regulatory approval or commercialization efforts for the Medical Device Products for the period from the Closing Date until the Third Milestone has been achieved or Seller has exercised a Right of Reversion.  Upon the request of Seller, and not more than once in any twelve (12) month period, Buyer shall permit an independent public accounting firm reasonably acceptable to Buyer engaged by Seller to examine such books and records (insofar as they relate to such payments or efforts) during normal business hours, on reasonable prior written notice, to audit Buyer’s Net Sales as utilized to calculate the earnout payments due Seller hereunder and to audit Buyer’s expenditures with respect to Medical Device Products; provided, however, that such independent accountants shall not disclose Buyer’s confidential information to Seller, except to the extent such disclosure is necessary to verify the amount of payments due hereunder or expenditures with respect to Medical Device Products.  If such accounting firm concludes that earnout payments have been underpaid, then, unless Buyer’s independent accounting firm disagrees with such conclusion, Buyer shall pay, within thirty (30) days of the date that Seller advises Buyer in writing of such unpaid earnout payments, all such unpaid earnout payments.  All expenses relating to such audit shall be borne by Seller, unless such audit discloses an underpayment in excess of five percent (5%) with respect to a earnout calculation or results in a Right of Reversion for Seller where none would otherwise exist, in which case such expenses shall be paid by Buyer.

2.10         Transfer Taxes.  All use, value-added, gross receipts, excise, registration, stamp duty, stamp duty land tax, sales, transfer or other similar taxes or governmental fees (“Transfer Taxes”) imposed, levied or payable by reason of the transactions contemplated by this Agreement (other than any tax based on income) shall be split equally by Buyer and Seller.  Buyer and Seller shall cooperate to minimize any Transfer Taxes.

ARTICLE 3

CLOSING

3.1           The Closing.

(a)           The transactions contemplated by this Agreement shall be consummated (the “Closing”) at the offices of Gardner Carton & Douglas LLP in Chicago, Illinois on the date hereof , or such other place, time and date as the parties shall agree in writing.  The time and date on which the Closing is actually held is referred to herein as the “Closing Date.”  The Closing shall be effective at 6:00 p.m. BST on the Closing Date.

(b)           At the Closing, Buyer shall deliver to Seller each of the following:

(i)            the Closing Cash Consideration;

(ii)           the Reimbursement Amounts, by wire transfer of immediately available funds to the same account designated by Seller for receipt of the Closing Cash Consideration;

(iii)          Buyer’s portion of the Transfer Taxes payable by reason of the transactions contemplated by this Agreement (other than any tax based on income),

which is estimated to be $12,162.59, by wire transfer of immediately available funds to the same account designated by Seller for receipt of the Closing Cash Consideration;

(iv)          a certificate representing the Closing Shares;

(v)           certified copies of the resolutions duly adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Additional Agreements and the consummation of the transactions contemplated hereby and thereby;

(vi)          the Additional Agreements duly executed by Buyer.

(c)           At the Closing, Seller shall deliver to Buyer each of the following:

(i)            physical possession of all the Purchased Assets capable of passing by delivery with the intent that title in such Purchased Assets shall pass upon such delivery;

(ii)           all consents, waivers or approvals listed on Schedule 4.2 hereto;

(iii)          certified copies of the resolutions duly adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the Additional Agreements and the consummation of the transactions contemplated hereby and thereby;

(iv)          good standing certificates for Seller from the Registrar of Companies for England and Wales dated not more than ten (10) days prior to the Closing Date;

(v)           all Records;

(vi)          such other bills of sale, assignments and other instruments of transfer or conveyance as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer; and

(vii)         the Additional Agreements duly executed by Seller.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the Schedules prepared by Seller relating to this Article 4, Seller hereby represents and warrants to Buyer as follows:

4.1           Organization.  Seller is a private company limited by shares duly formed, validly existing and in good standing under the laws of England and Wales.  Seller is duly qualified to carry on the Medical Device Global Operations as now conducted and is in good standing in each of the jurisdictions in which the ownership or leasing of the Purchased Assets or the conduct of the Medical Device Global Operations requires such qualification except where such failure to be so qualified or in good standing would not result in a Material Adverse Event.  Seller has full corporate power and authority under its memorandum and articles of association to own or lease and to operate and use the Purchased Assets and to carry on the Medical Device Global Operations as now conducted.

4.2           Authorization.

(a)           Seller has full power and authority to execute, deliver and perform this Agreement and each of the Additional Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and the Additional Agreements by Seller have been duly and validly authorized and approved by Seller’s board of directors.  No other corporate proceedings on the part of Seller are necessary to authorize the consummation of the transactions contemplated by this Agreement and the Additional Agreements.  This Agreement has been, and the Additional Agreements, upon execution and delivery by Seller, will be duly authorized, executed and delivered by Seller and constitute, or upon execution and delivery will constitute, as the case may be, legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except (i) as such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights, and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)           Except as set forth on Schedule 4.2, neither the execution, delivery and performance of this Agreement or any of the Additional Agreements nor the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will: (i) violate, conflict with or result in the breach of any provision of the articles and memorandum of association of Seller, (ii) violate or conflict with any Requirement of Laws or Governmental Order applicable to Seller, (iii) violate, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under any agreement listed (or required to be listed) on Schedule 4.9, or result in the creation or imposition of any Encumbrance upon any of the Purchased Assets, or (iv) require the approval, consent, authorization or act of, or the making by Seller of any declaration, filing or registration with, any Person.

4.3           Taxes.

(a)           No claim has ever been made by any Governmental Body in any jurisdiction in which no Tax Return is filed by, or with respect to, Seller that Seller may be subject to taxation by that jurisdiction.

(b)           Seller is a registered and taxable person for the purposes of the Value Added Tax Act 1994 (UK).

(c)           The provisions of Part XV of the Value Added Tax Regulations 1995 (UK) (capital goods scheme) do not apply to any of the Purchased Assets.

(d)           All documents (other than those which have ceased to have any legal effect) to which Seller is a party and which are material to the title to the Purchased Assets have been duly stamped and no such documents which are outside the UK would attract stamp duty if they were brought into the UK.

(e)           No chargeable interest (as defined under section 48 of the Finance Act 2003 (UK)) has been acquired or held by Seller before Closing in respect of which an additional land transaction return will be required to be filed with a Governmental Body and/or a payment of stamp duty land tax (or similar system in operation in other jurisdictions) made on or after Closing in relation to the Purchased Assets.

(f)            All value added tax payable upon the importation of goods, and all excise duties payable to H.M. Revenue and Customs payable in respect of the Purchased Assets have been paid in full, and none of the Purchased Assets is liable to confiscation, forfeiture or distress.

4.4           Condition and Sufficiency of Assets.  The Purchased Assets are suitable for the uses to which they are being put or have been put in the ordinary course of business of the Medical Device Global Operations; the Medical Device Intellectual Property constitutes all of the intellectual property assets reasonably necessary to conduct the Medical Device Global Operations as currently conducted; and the Purchased Assets constitute all of the assets owned by Seller and used or held for use primarily in connection with the Medical Device Global Operations.

4.5           Governmental Permits.

(a)           Seller owns, holds or possesses all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from all Governmental Bodies which are necessary to entitle it to own or lease, operate and use the Purchased Assets and to carry on and conduct the Medical Device Global Operations as currently conducted (collectively, the “Governmental Permits”). Complete and correct copies of all of the Transferred Permits have heretofore been delivered or will be delivered prior to the Closing Date to Buyer by Seller.

(b)           (i) Seller has fulfilled and performed its obligations under each of the Governmental Permits, and no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default or violation under any such Governmental Permit or which permits or, after notice or lapse of time or both, would permit revocation or termination of any such Governmental Permit, or which might adversely affect in any material respect the rights of Seller under any such Governmental Permit; (ii) no notice of cancellation, of default, of violation or of any material dispute concerning any Governmental Permit, or of any event, condition or state of facts described in the preceding clause, has been received by, or is known to, Seller; and (iii) each of the Transferred Permits is valid, subsisting and in full force and effect.

4.6           Title to Purchased Assets.  Seller has good title to all of the Purchased Assets, free and clear of all Encumbrances, except for Permitted Encumbrances and those Encumbrances that will be removed at the Closing.  Upon delivery to Buyer on the Closing Date of the instruments of transfer contemplated by Section 3.1(c) above, Seller will thereby transfer to Buyer good title to the Purchased Assets, free and clear of Encumbrances other than Permitted Encumbrances.

4.7           Intellectual Property.

(a)           Schedule 4.7(a) sets forth the following:

(i)            a complete and accurate list of all Patents, Trademarks and Copyrights, and any applications therefor in respect of any of the foregoing, included in the Medical Device Intellectual Property, which specifies, where applicable, the jurisdictions in which such Medical Device Intellectual Property right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners and all deadlines (including expiry dates and extensions and renewal dates) occurring within six months of the Closing Date.  To Seller’s Knowledge, all registered Patents, Trademarks and Copyrights included in the Medical Device Intellectual Property and held by Seller, if any, are valid and subsisting;

(ii)           all licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which Seller is authorized to use any Medical Device Intellectual Property belonging to any third party (provided, however, that Seller need not list object code end-user licenses granted to end-users in the ordinary course of business that permit use of software products without a right to modify, distribute or sublicense the same), including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty, milestone or upfront payment and the term thereof; and

(iii)          all licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which Seller has granted to any third party any right to use any of the Medical Device Intellectual Property, including the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof.

Seller has provided Buyer with access to complete and accurate copies of all applications, registrations, agreements and other documents referenced in Schedule 4.7(a).

(b)           Seller is not in violation in any material respect of any license, sublicense or agreement described or to be described on Schedule 4.7(a) and, except for any consents to transfer required under the Contracts, the execution and delivery of this Agreement by Seller, and the consummation of the transactions contemplated hereby, (A) will not cause Seller to be in violation or default under any such license, sublicense or agreement, (B) entitle any Person to any such license, sublicense or agreement to terminate or modify such license, sublicense or agreement or (C) will not require Seller to repay any funds already received by it from any Person.

(c)           Except as set forth on Schedule 4.7(c), Seller has all right, title and interest in and to and is the sole and exclusive legal and beneficial owner or licensee of (free and clear of any Encumbrances other than Permitted Encumbrances), all the Medical Device Intellectual Property, and has sole and exclusive rights (and is not contractually obligated to pay any compensation to any Person in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Medical Device Intellectual Property is being used.  Seller has taken commercially reasonable steps to protect the Medical Device Intellectual Property.  No claims with respect to the ownership of, or otherwise questioning Seller’s rights to, any of the Medical Device Intellectual Property have been asserted or are threatened by any person nor, to Seller’s Knowledge, are there any valid grounds for any such claim.

(d)           To Seller’s Knowledge, neither the manufacturing, use and/or sale of the Medical Device Products nor the conduct of the Medical Device Global Operations has infringed, misappropriated or conflicted with any patents, trademarks, copyrights, trade secrets or other intellectual property of any Person.  Seller has not received any claims nor, to Seller’s Knowledge, are any claims threatened or do valid grounds exist for any claims to the effect that the manufacture, sale, licensing or use of any of the Medical Device Products as now manufactured, used or sold by or on behalf of Seller infringes the intellectual property rights of any Person.

(e)           To Seller’s Knowledge, there is no unauthorized use, infringement or misappropriation of any of the Medical Device Intellectual Property by any Person, including any employee or former employee of Seller.

(f)            To Seller’s Knowledge, none of the Medical Device Intellectual Property or the Medical Device Products is subject to any outstanding decree, order, judgment or stipulation restricting in any manner the licensing thereof by Seller.

(g)           Seller has a policy requiring each employee and consultant to execute customary proprietary information and confidentiality agreements, and all current employees and consultants and former key employees and consultants of Seller have executed such an agreement, vesting ownership of any Medical Device Intellectual Property created by them in Seller.  To Seller’s Knowledge, no circumstances exist which will result in any liability to Seller, and there have not been any claims made to Seller from any person retained, commissioned, employed or otherwise engaged by Seller, pursuant to Section 40 of the Patents Act of 1977 (UK) or equivalent legislation anywhere in the world.

4.8           Books of Account.  The books, records and accounts of Seller (i) give a true and fair view of the matters which are required by law to appear in them; (ii) have been properly maintained and contain up-to-date (up to the Closing Date) and accurate records of all matters required to be entered in them by the Companies Act 1985 (UK); and (iii) accurately present all transactions and all assets and liabilities of Seller with respect to the Medical Device Global Operations; provided, however, that Seller has not maintained separate books, records and accounts for the Medical Device Global Operations.

4.9           Contracts.

(a)           Set forth on Schedule 4.9 is a list of each agreement, arrangement, commitment, license or other instrument, written or oral, that is material to the Medical Device Global Operations as presently conducted (collectively, the “Contracts”).  Each such Contract constitutes a valid, legal and binding obligation of Seller and, to Seller’s Knowledge, of the other parties thereto; and no defenses, offsets or counterclaims thereto have been asserted in writing by any party thereto.  Seller has not received written notice of any default under any Contract.  To Seller’s Knowledge, there are no existing defaults or events of default or events which with notice or lapse of time or both would constitute defaults under any Contract.  There exists no actual or threatened termination, cancellation or limitation of, or any amendment, modification or change to any Contract.

(b)           Seller is neither renegotiating any of the Transferred Agreements or the Ellis Licence nor is it paying liquidated damages in lieu of performance thereunder.  The Transferred Agreements and the Assigned Ellis Licence Rights may be transferred to Buyer pursuant to this Agreement and will continue in full force and effect thereafter, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any Person.  Seller has heretofore delivered complete and correct copies of each Transferred Agreement and the Ellis Licence to Buyer.

4.10         No Violation, Litigation or Regulatory Action.  (a)  The Medical Device Global Operations and the Purchased Assets and their current uses comply in all material respects with all applicable Requirements of Laws and Governmental Orders, (b) Seller has complied in all material respects with all Requirements of Laws and Governmental Orders which are applicable to the Purchased Assets or the Medical Device Global Operations, (c) no Governmental Body has at any time challenged or questioned the legal right of Seller to sell any of its products or to provide any of its services in the present manner or as contemplated in the conduct of the Medical Device Global Operations and (d) Seller has complied in all material respects with the contracts of employment of the Transferred Employees and with all applicable laws, regulations and codes of practice relating to them.  Further, to Seller’s Knowledge, no claim, enquiry or investigation in relation to the Transferred Employees or former employees has been made or threatened against Seller or against any person whom Seller is or may be liable to indemnify or compensate.  Except as set forth on Schedule 4.10, there are no lawsuits, claims, suits, proceedings or investigations pending or threatened in writing against or affecting the Medical Device Global Operations or the Transferred Employees; there is not, and during the three years preceding the date of this agreement there has not been any industrial action affecting Seller; and there are no lawsuits, suits or proceedings pending in which Seller is the plaintiff or claimant.

There is no action, suit or proceeding pending or threatened which questions the legality of the transactions contemplated by this Agreement.

4.11         No Finder.  Except as set forth on Schedule 4.11, none of Seller, Seller Parent nor any Person acting on their behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the transactions contemplated by this Agreement.

4.12         Insurance.  Set forth on Schedule 4.12 is a list and brief description of each insurance policy to which Seller has been a party, a named insured or otherwise the beneficiary of coverage at any time in the past two years in connection with the Purchased Assets or the Medical Device Global Operations and of individual claims in excess of $50,000, and similar claims in excess, in the aggregate, of $200,000 during any twelve (12) month period, made by Seller within two years prior to the date hereof, under any insurance policies.  Such insurance is adequate in kind and amount to cover known insurable risks of Seller and is, and will continue to be, in full force and effect for the benefit of Buyer and the Purchased Assets.

4.13         FDA and Regulatory Matters.

(a)           With respect to the Medical Device Products, (i) (A) Seller has obtained all necessary and applicable approvals, clearances, authorizations, licenses and registrations required by the United Kingdom and French Governmental Bodies to permit the design, development, pre-clinical and clinical testing, manufacture, and labeling of Cervical Spine Products in the United Kingdom and the clinical testing of Cervical Spine Products in France where it currently conducts such activities (the “Activities to Date”) with respect to the Cervical Spine Product (collectively, the “Medical Device Product Licenses”); (B) Seller is in compliance with all terms and conditions of each Medical Device Product License and with all applicable laws pertaining to the Activities to Date with respect to each Medical Device Product which is not required to be the subject of a Medical Device Product License; (C) Seller is in compliance with all applicable laws regarding registration, license, and certification for each site at which a Medical Device Product is manufactured, labeled, or distributed; and (D) to the extent that any Medical Device Product has been sold outside of the United States, Seller has sold such Medical Device Product in compliance in all material respects with applicable law; (ii) all manufacturing operations performed by or on behalf of Seller have been and are being conducted in all material respects in compliance with ISO 9001 and ISO 13485 and regulations in the European Union; (iii) all non-clinical laboratory studies of Medical Device Products under development, sponsored by Seller and intended to be used to support regulatory clearance or approval, have been and are being conducted in compliance with the  regulations in the European Union; and (iv) Seller is in compliance with all applicable reporting requirements for all Medical Device Product Licenses or plant registrations described in clause (i) above, including, but not limited to, applicable adverse event reporting requirements outside the United States under applicable law.

(b)           To Seller’s Knowledge, Seller is in compliance with all United Kingdom national and local laws applicable to the maintenance, compilation and filing of reports, including medical device reports, with regard to the Medical Device Products.  There have been no adverse event reports or complaints related to the Medical Device Products through the date hereof.

(c)           Seller has not received any written notice or other written communication from the FDA or any other Governmental Body (i) contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Medical Device Products, or (ii) otherwise alleging any violation of any laws by Seller.

(d)           There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken or threatened by the FDA or any other Governmental Body with respect to any of the Medical Device Products, including any facilities where any such Medical Device Products are produced, processed, packaged or stored and Seller has not, within the last three (3) years, either voluntarily or at the request of any Governmental Body, initiated or participated in a recall of any Medical Device Product or provided post-sale warnings regarding any Medical Device Product.

(e)           Seller has conducted all of its clinical trials with reasonable care and, to Seller’s Knowledge, such trials have been conducted in accordance with all applicable laws and the stated protocols for such clinical trials.

(f)            To Seller’s Knowledge, all filings with and submissions to any Governmental Body in the United Kingdom and France made by Seller with regard to the Medical Device Products, whether oral, written or electronically delivered, were true, accurate and complete as of the date made, and, to the extent required to be updated, as so updated remain true, accurate and complete as of the date hereof, and do not materially misstate any of the statements or information included therein, or omit to state a material fact necessary to make the statements therein not misleading.

(g)           Seller has not engaged in any written correspondence with, or made any written submissions to, the FDA with respect to the Cervical Spine Products or other Medical Device Products.

4.14         Products; Product Liability. Set forth on Schedule 4.14(a) is a list of all of the Medical Device Products existing as of the Closing Date.  Each of the Medical Device Products sold by Seller: (i) is, and at all times up to and including the sale thereof has been, in compliance in all material respects with all Requirements of Laws and (b) is, and at all relevant times has been, fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made in all regulatory filings pertaining thereto and made on the container or label for such product or in connection with its sale.  There have been no complaints received by Seller during the last three years with respect to Medical Device Products.

4.15         Investment Representations.

(a)           The issuance of the Common Stock by Buyer is made in reliance upon Seller’s representation to Buyer, which by Seller’s execution of this Agreement Seller hereby confirms, that the Common Stock to be received by Seller will be acquired for investment for

Seller’s own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof and that Seller has no present intention of selling, granting any participation in, or otherwise distributing any of the Common Stock; provided, however, that the foregoing shall not be deemed to limit Seller’s rights under the Registration Rights Agreement.  By executing this Agreement, Seller further represents that it has no present contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Common Stock.

(b)           Seller understands and acknowledges that the issuance and sale of the Common Stock pursuant to this Agreement will not be registered under the Securities Act on the grounds that the offering and sale of securities contemplated by this Agreement are exempt from registration pursuant to Section 4(2) of the Securities Act and that the Common Stock may not be resold except upon their subsequent registration or pursuant to an exemption from the registration requirements, and that Buyer’s reliance upon such exemption is predicated upon Seller’s representations as set forth in this Agreement.

(c)           Seller represents that: (i) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Shares; (ii) it believes it has received all the information it has requested from Buyer and considers necessary or appropriate for deciding whether to obtain the Shares; (iii) it has had the opportunity to discuss Buyer’s business, management, and financial affairs with Buyer’s management; (iv) it has the ability to bear the economic risks of its prospective investment; and (v) it is able, without materially impairing its financial condition, to hold the Shares for an indefinite period of time and to suffer a complete loss on its investment; provided, however, that the foregoing shall not be deemed to limit Seller’s rights under the Registration Rights Agreement.

(d)           Seller qualifies as an “accredited investor” within the meaning of Regulation D of the rules and regulations promulgated under the Securities Act.

4.16         No Royalties or Similar Payments to Third Parties.  There are no royalties or other similar payments due to third parties in respect of any Medical Device Products.

4.17         Employment Matters.

(a)           To Seller’s Knowledge, no Transferred Employee has within a period of five years before the date of this Agreement been involved in any criminal proceedings relating to the Medical Device Global Operations and Seller is not aware of any circumstances which are likely to give rise to any such proceedings.  Set forth on Schedule 4.17 are:

(i)            The names and ages of all Transferred Employees together with the dates their employment and period of continuous employment with Seller commenced;

(ii)           Full particulars of employment (including notice period, profit sharing, commission, bonus arrangements, rate of emoluments as at the Closing Date and any other benefits or emoluments whether contractual or discretionary) of all Transferred Employees;

(iii)          Full particulars of any agreement for the provision of consultancy services or the services of personnel to Seller in or relating to the Medical Device Global Operations and of the terms applicable to the secondment to Seller in the Medical Device Global Operations of any person including fees payable, restrictive covenants and notice periods; and

(iv)          A description of the constitution of any body of employee representatives, staff association or trade union or the like in relation to the Medical Device Global Operations.

(b)           Except as set forth on Schedule 4.17, there is no arrangement in operation by or in relation to the Transferred Employees under which any such employee is entitled to remuneration of any sort (including, without limitation, bonus, commission or profit sharing) by reference to the turnover, profits or performance of Seller or of the whole or any part of Medical Device Global Operations and, to Seller’s Knowledge, no such arrangement has been operated on a customary or discretionary basis.

(c)           Except through Buyer, to Seller’s Knowledge, no proposal, assurance or commitment has been communicated to any Transferred Employee regarding any change to their terms of employment (or terms of appointment or engagement in the case of officers and consultants) or working conditions by Seller, and no negotiations have commenced for any such matter.

(d)           All subsisting contracts of employment and any agreements set forth at Schedule 4.17 to which Seller is a party are terminable by it on three months’ notice or less without compensation (other than compensation pursuant to the Employment Rights Act l996 (UK)).

(e)           Seller has no liability as at the Closing Date to any Transferred Employee or any representative of the same to pay compensation, damages, a redundancy payment, a protective award, a severance payment or any other payment or award or is under any obligation to provide or continue any benefit (including the provision of a reference) either pursuant to, or as a consequence of failing to comply with any statute, regulation or agreement (including an employment agreement, consultancy agreement, directors service agreement, settlement, compromise or COT3 agreement) and no such sums have been paid or benefits provided (whether pursuant to a legal obligation or ex gratia).

(f)            There is no term of employment for any Transferred Employee which provides that a change of control (including a sale or disposal of all or part of Seller’s business) shall entitle the Transferred Employee to treat the change of control as amounting to a breach of the contract or entitling them to any payment or benefit whatsoever or entitling them to treat themselves as redundant or otherwise dismissed or released from any obligation.

(g)           Seller does not have an obligation to make any payment on redundancy in excess of the statutory redundancy payment to the Transferred Employees and Seller has not operated any discretionary practice of making any such excess payments.

(h)           Seller has not made any loan or advance, or provided any financial assistance to any Transferred Employee, which is outstanding.

(i)            No Transferred Employee have become an employee of Seller by virtue of a “relevant transfer” as defined in the Employment Regulations.

(j)            The Transferred Employees are the only employees primarily employed or assigned to the Medical Device Global Operations.

4.18         Pensions.

(a)           Except pursuant to Stakeholder Pension Plan for employees of Pearsalls Limited (the “Disclosed Scheme”) Seller has not paid, provided or contributed towards, and is not, and never has been, under any obligation or commitment (whether or not legally enforceable) to pay, provide or contribute towards any pension, gratuity, superannuation, life assurance, medical, accident or disability benefit or otherwise to provide “relevant benefits” within the meaning of section 612(1) of the Income and Corporation Taxes Act 1988 (together “Benefits”) to or for or in respect of any Transferred Employee or any spouse, ex-spouse, child or dependent of any such Transferred Employee.

(b)           Other than in relation to the Disclosed Scheme, no proposal to any of the Transferred Employee has been announced or provision made to establish any schemes, arrangement or practice for the provision of any Benefits.

(c)           No power or discretion has been exercised under the Disclosed Scheme to augment benefits, provide new or additional benefits for or in respect of any Transferred Employee or any spouse, ex-spouse, child or dependent of any such Transferred Employee.

(d)           No promise, assurance or guarantee (whether legally enforceable or not and whether in writing or not) has been given to any Transferred Employee or any spouse, ex-spouse, child or dependent of any such Transferred Employee that any benefits under the Disclosed Scheme will be calculated wholly or partly by reference to any person’s remuneration or equate (approximately or exactly) to any particular level or amount.

(e)           The Disclosed Scheme is a money purchase scheme within the meaning of section 181(1) Pension Schemes Act 1995 (UK).

(f)            No Transferred Employee has been excluded from, or has had benefits limited under, the Disclosed Scheme, whether directly or indirectly, on grounds of sex or part-time employment.

(g)           There are no and have never been any civil, criminal, arbitration, administrative or other proceeding (including without limitation proceedings brought by or before the Pensions Ombudsman) or dispute concerning any of the Transferred Employees or their spouses, ex-spouses, children or dependents in relation to the Disclosed Scheme.  To Seller’s Knowledge, none are pending or threatened and there are no circumstances which might give rise to such proceedings.

(h)           Full and accurate details of the basis on which contributions are paid to the Disclosed Scheme for and in respect of each Transferred Employee have been supplied to Buyer.  All such contributions have been paid up to date.

4.19         Expenses and Liabilities.  Attached as Schedule 4.19 are (i) a schedule listing all of the expenses and liabilities relating to the Medical Device Global Operations as of and for the fiscal year ending December 31, 2004 (the “2004 Expense and Liability Schedule”); (ii) a schedule listing all of the expenses and liabilities relating to the Medical Device Global Operations as of and for the six (6) months ended June 30, 2005 (the “2005 Expense and Liability Schedule”, and together with the 2004 Expense and Liability Schedule, the “Expense and Liability Schedules”).  To Seller’s Knowledge, the Expense and Liability Schedules present fairly the expenses and liabilities of the Medical Device Global Operations as of the dates and during the periods indicated therein.

4.20         No Changes.  Since the date of the 2005 Expense and Liability Schedule, there has not been, occurred or arisen any change or any event, occurrence, development or fact that alone or in the aggregate has resulted in, or would reasonably be expected to result in, a Material Adverse Event.

4.21         Insolvency.

(a)           Seller is solvent, meaning that no circumstance exists by virtue of which, by virtue of the definitions contained in section 123 of the Insolvency Act 1986 (UK) (“Insolvency Act”), Seller is deemed unable to pay its debts.

(b)           (i) No receiver or administrative receiver has been appointed in respect of the whole or any part of the assets or undertaking of Seller (including any of the Purchased Assets); (ii) no administration order has been made and no petition has been presented for such an order in respect of Seller; (iii) no meeting has been convened at which a resolution will be proposed, no resolution has been passed, no petition has been presented and no order has been made for the winding-up of Seller; (iv) Seller has not stopped or suspended payment of its debts, become unable to pay its debts or otherwise become insolvent in any relevant jurisdiction; (v) no unsatisfied judgment, order or award is outstanding against Seller in relation to the business of the Medical Device Global Operations and no written demand under section 123(1)(a) of the Insolvency Act has been made against Seller and no distress, distraint, charging order, garnishee order, or execution has been levied on, or other process commenced against, any part of the Purchased Assets; (vi) no voluntary arrangement has been proposed or implemented under section 1 of the Insolvency Act in respect of Seller nor any scheme of arrangement proposed or implemented under section 425 of the Companies Act 1985 (UK), nor any scheme for the benefit of creditors generally proposed or implemented, whether or not under the protection of the court and whether or not involving a reorganization or rescheduling of debt; and (vii) no event has occurred causing or that upon intervention or notice by any third party may cause any floating charge created by Seller to crystallize over the business of the Medical Device Global Operations or any Purchased Asset or any charge created by it to become enforceable over the business of the Medical Device Global Operations or any Purchased Asset nor has any such crystallization occurred nor is such enforcement in process.

(c)           No circumstances have arisen which entitle any Person to take any action, appoint any Person, commence proceedings or obtain any order of the type mentioned in subparagraphs (a) and (b) above.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller as follows:

5.1           Organization of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2           Authorization.  Buyer has full power and authority to execute, deliver and perform this Agreement, each of the Additional Agreements and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and the Additional Agreements by Buyer have been duly authorized and approved by the board of directors of Buyer, and do not require any further authorization or consent of Buyer or its shareholders.  This Agreement has been, and the Additional Agreements, upon execution and delivery by Buyer, will be duly authorized, executed and delivered by Buyer and constitute, or upon execution and delivery by Buyer will constitute, as the case may be, legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their terms, except (i) as such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights, and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5.3           Non-Contravention; Consents.  Neither the execution, delivery and performance by Buyer of this Agreement or any of the Additional Agreements nor the consummation of the transactions contemplated hereby and thereby nor compliance with the terms, conditions and provisions hereof or thereof will (i) violate, conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Buyer, (ii) violate or conflict with any Requirement of Laws or Governmental Order applicable to Buyer, (iii) violate, conflict with, result in a breach of the terms, conditions, or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under any agreement that is “material” to Buyer within the meaning of the Exchange Act.  Except as may be required by the Exchange Act or by the terms of the Registration Rights Agreement, Buyer was not, is not and will not be required to make any filing with or give any notice to or obtain any consent from any Person in connection with the execution, delivery and performance by Buyer of this Agreement or the Additional Agreements or the consummation of the transactions contemplated hereby and thereby.

5.4           Validity of Shares.  The Common Stock will, when issued in accordance with the provisions of this Agreement, be duly authorized, validly issued, fully paid and non-assessable.

5.5           No Finder.  Neither Buyer nor any Person acting on its behalf has paid or become obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the transactions contemplated by this Agreement.

5.6           Securities Filings.  Buyer has made available to Seller at www.sec.gov, true and complete copies of (i) its Annual Report on Form 10-K for the year ended December 31, 2004 as filed with the SEC, and (ii) all other reports and amendments thereto (including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed by Buyer with the SEC since December 31, 2004.  As of their respective dates, and as of the date of the last amendment thereof, if amended after filing, to Buyer’s knowledge, none of such reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1           Taxes.

(a)           Subject to Section 2.10, Seller shall be responsible for and pay all Taxes of Seller, its Affiliates, the Medical Device Global Operations and the Purchased Assets arising at any time with respect to periods ending on or prior to the Closing Date, including the portion of real, personal or other property Taxes attributable to such periods, and all such Taxes shall constitute “Retained Liabilities” hereunder.

(b)           The Purchase Price shall be allocated as set forth on Schedule 6.1(b).  Any Tax Return filed by a party shall be consistent with such allocations, unless otherwise required by a “determination” as defined in Section 1313(a) of the U.S. Internal Revenue Code.

(c)           To the extent relevant to the Purchased Assets and the Medical Device Global Operations, Seller shall (i) provide Buyer with such assistance as may reasonably be required in connection with the preparation of any Tax Return, amended tax return or claim for refund of any Tax, and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes and (ii) retain and provide Buyer with all records or other information that may be relevant to the preparation of any Tax Returns, or the conduct of any audit or examination, or other tax proceeding.  Seller shall retain all relevant documents, including prior years’ Tax Returns, supporting work schedules and other records or information that may be relevant to such returns for the statutory period applicable to such Tax Returns and shall not destroy or otherwise dispose of any such records without the prior written consent of Buyer.

(d)           To the extent relevant to the Purchased Assets and the Medical Device Global Operations, Buyer shall provide Seller with such assistance, records and information as may be reasonably required in connection with the preparation of any Tax Return, amended tax return or claim for refund of any Tax, and the conduct of any audit or other examination by any taxing authority or in connection with judicial or administrative proceedings relating to any liability for Taxes.

6.2           Noncompetition Agreement.  For and in consideration of the transactions contemplated herein, during the period commencing on the Closing Date and ending on the third anniversary of the Closing Date (the “Noncompetition Period”), none of Seller, Seller Parent, or any of their Affiliates shall engage in any Competitive Activity in the Territory.  Seller agrees that each of the restrictions contained in this Section 6.2 goes no further than is necessary to protect the legitimate business interest of Buyer.  Notwithstanding the foregoing, the provisions of this Section 6.2 shall not prevent Seller, Seller Parent, or any of their Affiliates from beneficially owning up to five percent (5%), on a full-diluted basis, of the total shares of all classes of stock outstanding of any corporation having securities listed on the New York Stock Exchange, the American Stock Exchange, or other stock exchange or traded on the Nasdaq Stock Market.

6.3           Restrictions on Securities.

(a)           Seller covenants that in no event will it dispose of any of the shares of Common Stock received by it pursuant to the terms of this Agreement unless and until:  (i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or (ii) (A) Seller shall have complied with the requirements of the Securities Act applicable to such disposition of such shares including, without limitation, the applicable requirements of Rule 144 regarding volume, manner of sale and other matters, and (B) Seller shall have furnished Buyer at Seller’s expense an opinion of counsel, reasonably satisfactory to Buyer that such disposition will not require registration of such securities under the Securities Act; provided that Buyer shall not require an opinion of counsel for routine sales of shares pursuant to Rule 144.

(b)           All certificates for the shares of Common Stock to be issued to Seller hereunder shall bear the following restrictive legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER OR, IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY, REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 OF THE ACT.”

The certificates evidencing the shares of Common Stock shall also bear any legend required by the Commissioner of Corporations of the State of California or required pursuant to any state, local or foreign law governing such securities.

(c)           The legend set forth in subsection (b) above shall be removed and Buyer shall issue a certificate without such legend to the holder of shares of Common Stock upon which it is stamped, if: (i) the shares represented by such certificate have been sold pursuant to an effective registration statement under the Securities Act; (ii) in connection with the resale of such shares, such holder provides Buyer with an opinion of counsel, in form, substance and scope reasonably acceptable to Buyer, to the effect that a sale or transfer of such shares may be made without registration under the Securities Act; or (iii) such holder provides Buyer with reasonable assurances that such shares have been sold under Rule 144 or can be sold under Rule 144(k).

6.4           Insurance.  Seller shall maintain, for a period of two (2) years following the Closing Date (the “Insurance Period”), insurance coverage that is adequate in kind and amount reasonably intended to cover insurable risks relating to any actions taken by Seller prior to the Closing Date with respect to the Purchased Assets.  Seller shall remain in full compliance with all terms and conditions of such insurance policies, and agrees to pay when due and payable all premiums and other amounts required to be paid in order to maintain such coverage in full force and effect for the duration of the Insurance Period.

6.5           Copies of Records.  Notwithstanding the provisions of Section 2.1, Seller shall be permitted to keep copies of any Records or other documents included in the Purchased Assets but which Seller must retain in order to comply with Requirements of Laws or which would facilitate Seller’s fulfillment of its obligations under the Exclusive Manufacturing Agreement or the Services Agreement.

6.6           Notice to Ellis Developments.  Within fourteen (14) days after the execution of this Agreement by Seller, Seller shall notify Ellis Developments Limited of the assignment to Buyer of the Assigned Ellis License Rights and the name and address of Buyer.

ARTICLE 7

INDEMNIFICATION

7.1           Grant of Indemnity.

(a)           Indemnification by Seller and Seller Parent.  As an inducement to Buyer to enter into this Agreement and the Additional Agreements, and acknowledging that Buyer is relying on the indemnification provided in this Article 7 in entering into this Agreement and the Additional Agreements, each of Seller and Seller Parent agrees, on a joint and several basis, to indemnify, defend and hold harmless Buyer and its Affiliates, parent corporation and subsidiaries, and their respective employees, officers, directors, representatives, agents, counsel, successors and assigns (collectively, “Buyer Affiliates”), from and against any claims, losses, liability, obligations, lawsuits, judgments, settlements, deficiencies, damages, costs or expenses of whatever nature, including, without limitation, interest, penalties, attorneys’ fees, costs of investigation and all amounts paid in defense or settlement of the foregoing, reduced by and to the extent of any insurance proceeds received with respect to any of the foregoing (collectively “Claims and Losses”), suffered or incurred by Buyer or Buyer Affiliates as a result of or in connection with the following: (i) the inaccuracy in any representation or breach of any warranty of Seller contained in this Agreement; (ii) a breach of any obligation, covenant or agreement of Seller or Seller Parent in this Agreement; (iii) any Excluded Asset; (iv) any failure by Seller to satisfy the Retained Liabilities; or (v) Medical Device Products implanted prior to the Closing.

(b)           Indemnification by Buyer.  As an inducement to Seller to enter into this Agreement and the Additional Agreements, and acknowledging that Seller is relying on the indemnification provided in this Article 7 in entering into this Agreement and the Additional Agreements, Buyer agrees to indemnify, defend and hold harmless Seller and its Affiliates, employees, officers, directors, representatives, agents, counsel, successors and assigns (collectively, “Seller Affiliates”), from and against any Claims and Losses suffered or incurred by Seller or Seller Affiliates as a result of or in connection with the following:  (i) the inaccuracy in any representation or breach of any warranty of Buyer contained in this Agreement; (ii) a breach of any obligation, covenant or agreement of Buyer in this Agreement; (iii) any failure by Buyer to satisfy the Assumed Liabilities; (iv) Post-Closing Transferred Employee Obligations; or (v) Medical Device Products implanted on or after the Closing.

7.2           Indemnification Procedures.

(a)           (i)            In order for an Indemnified Party to be entitled to any indemnification provided for under this Article 7 in respect of, arising out of or involving a claim made by any third party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party must notify the Indemnifying Party in writing of the Third Party Claim (a “Third Party Claim Notice”) promptly following receipt by such Indemnified Party of written notice of the Third Party Claim, which notification, to be a valid Third Party Claim Notice (a “Valid Third Party Claim Notice”), must be accompanied by a copy of the written notice, if any, of the third party claimant to the Indemnified Party asserting the Third Party Claim; provided, that the failure to provide such Third Party Claim Notice promptly (so long as a Valid Third Party Claim Notice is given before the expiration of the applicable period set forth in Section 7.3) shall not affect the obligations of the Indemnifying Party hereunder except to the extent the Indemnifying Party is prejudiced thereby.  The Indemnified Party shall deliver to the Indemnifying Party copies of all other notices and documents (including court papers), if any, received by the Indemnified Party relating to the Third Party Claim.

(ii)           The Indemnifying Party shall have the right to defend against any such Third Party Claim (including to conduct any proceedings or settlement negotiations) with counsel of its own choosing.  The Indemnified Party shall have the right to participate in the defense of any Third Party Claim (including the right to participate in any settlement negotiations) and to employ its own counsel (it being understood that the Indemnifying Party shall control such defense and settlement negotiations), at its own expense, provided, however, that if the Indemnified Party reasonably concludes, based on reasonable advice from counsel, that the Indemnifying Party and the Indemnified Party have adversely conflicting interests with respect to such Third Party Claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection therewith shall be considered “Claims and Losses” for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel for all Indemnified Parties.  Whether or not the Indemnified Party participates in the defense of any Third Party Claim, the Indemnified Party shall be entitled to reasonable notice of all court appearances and settlement negotiations and, to the extent requested by the Indemnified Party, copies of all proceedings filed with any Governmental Authority in connection with such Third Party Claim.  Prior to the time the Indemnified Party is notified by the Indemnifying Party as to whether the Indemnifying Party will assume the defense of a Third Party Claim, the Indemnified Party shall take all actions reasonably necessary to timely preserve the collective rights of the parties with respect to such Third Party Claim, including responding timely to legal process.  If the Indemnifying Party shall decline to assume the defense of a Third Party Claim (or shall fail to notify the Indemnified Party of its election to defend such Third Party Claim) within thirty (30) days after the giving by the Indemnified Party to the Indemnifying Party of a Valid Third Party Claim Notice with respect to the Third Party Claim, the Indemnified Party shall defend against the Third Party Claim and the Indemnifying Party shall be liable to the Indemnified Party for all reasonable fees and expenses incurred by the Indemnified Party in the defense of the Third Party Claim, including the reasonable fees and expenses of counsel employed by the Indemnified Party, if and to the extent that the Indemnifying Party is responsible to indemnify for such Third Party Claim and such fees and expenses shall be considered “Claims and Losses” for purposes of this Agreement.  Regardless of which party assumes the defense of a Third Party Claim, the parties agree to cooperate with one another in connection therewith.  Such cooperation shall include providing records and information that are relevant to such Third Party Claim, and making employees and officers available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and to act as a witness or respond to legal process; provided, that the Indemnifying Party shall reimburse the Indemnified Party for its reasonable out-of-pocket expenses incurred in connection with the fulfillment of the Indemnified Party’s obligations under this sentence.  Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability, consent to the entry of judgment with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), provided, however, that the Indemnified Party may admit liability, consent to the entry of judgment with respect to, or otherwise settle, compromise or discharge such Third Party Claim without the consent of the Indemnifying Party if it releases the Indemnifying Party from any liability with respect to the Third Party Claim, or if, because of the application of the Deductible the Indemnifying Party would have no liability with respect thereto.  If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall have the right to consent to the entry of judgment with respect to, or otherwise settle, compromise or discharge, such Third Party Claim; provided, however, that the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned), consent to the entry of judgment with respect to, or otherwise settle, compromise or discharge, any Third Party Claim if such judgment, settlement, compromise or discharge involves equitable or other non-monetary damages or otherwise requires the Indemnified Party or any of its Affiliates to pay any amount to any Person, including the Indemnifying Party, or to take any action or refrain from taking any action (other than the execution of a customary release or covenant not to sue).  Any final and non-appealable judgment entered or settlement agreed upon with respect to a Third Party Claim shall be binding upon the Indemnifying Party, and shall be paid within ten (10) days of the date of the relevant final judgment or settlement agreement.

(b)           In order for an Indemnified Party to be entitled to any indemnification provided for under this Article 7 in respect of a claim that does not involve a Third Party Claim being asserted against such Indemnified Party (an “Other Claim”), the Indemnified Party must promptly notify the Indemnifying Party in writing of such Other Claim (the “Other Claim Notice”), which notification, to be a Valid Other Claim Notice (a “Valid Other Claim Notice”), must certify that the Indemnified Party has in good faith already sustained some (though not necessarily all) Claims and Losses with respect to such claim.  The failure by any Indemnified Party to notify the Indemnifying Party promptly (so long as a Valid Other Claim Notice is given before the expiration of the applicable period set forth in Section 7.3) shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party under Section 7.1, except to the extent that the Indemnifying Party has been prejudiced by such failure.  If the Indemnifying Party does not notify the Indemnified Party in writing within sixty (60) days from its receipt of an Other Claim Notice that the Indemnifying Party disputes such Other Claim, the Other Claim specified by the Indemnified Party in the Other Claim Notice shall be deemed a liability of the Indemnifying Party hereunder and, within thirty (30) days of such date shall be paid by the Indemnifying Party to the Indemnified Party.  Any final and non-appealable judgment entered or settlement agreed upon with respect to an Other Claim shall be binding upon the Indemnifying Party, and shall be paid within thirty (30) days of the date of the relevant final judgment or settlement agreement.

7.3           Survival.  All the representations and warranties of Seller and Seller Parent contained in Article 4 and of Buyer in Article 5 above shall survive the Closing hereunder and shall continue in full force and effect after such Closing for a period of 24 months after the Closing Date.  The indemnification obligations of each of Seller and Seller Parent under this Article 7 shall expire on the date that is 24 months following the Closing Date; provided, however, that any claim pending on the expiration of the survival period for which a Valid Third Party Claim Notice or Valid Other Claim Notice has been given on or before such expiration date may continue to be asserted and indemnified against until finally resolved.

7.4           Limitations on Indemnification Obligations.  Any recovery by Buyer for indemnification shall be limited as follows:  (a) Buyer shall not be entitled to any recovery unless a claim for indemnification is made in accordance with Section 7.2, so as to constitute a Valid Claim Notice, and within the time period of survival set forth in Section 7.3; (b) Buyer shall not be entitled to recover any amount for indemnification claims under Section 7.1(a)(i) unless and until the amounts that Buyer is entitled to recover in respect of such claims exceed, in the aggregate, $200,000 (the “Deductible”), in which event (subject to clause (c) below) the entire amount that Buyer is entitled to recover in respect of such claims less the Deductible shall be payable; and (c) the maximum amount recoverable by Buyer for indemnification claims under Section 7.1(a)(i) shall in the aggregate be equal to 50% of all amounts paid at the time of each claim or thereafter by Buyer to Seller under this Agreement (the “Cap”) ; provided, however, that such limitations in (b) and (c) shall not apply in respect of any indemnification obligations of Seller arising as a result of the untruth or inaccuracy of any representation or warranty set forth in Sections 4.2 (Authorization), or 4.6 (Title to Purchased Assets) or 4.11 (No Finder).  No Claims and Losses shall be included in determining whether the Deductible has been reached unless a Valid Claim Notice seeking indemnification for such Claims and Losses has been given by Buyer to Seller.

ARTICLE 8

GENERAL PROVISIONS

8.1           Survival of Obligations.  All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement, subject to Section 7.3.

8.2           Confidentiality.  Each of Buyer, Seller and Seller Parent agrees that it will keep confidential all documents, materials and other information which it shall have obtained regarding the other party during the course of the negotiations leading to the consummation of the transactions contemplated by this Agreement (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, including but not limited to the content and terms of this Agreement, all in accordance with the terms of the Nondisclosure Agreement and that any written communications between the parties contemplated by this Agreement and any copies of records retained under Section 6.5 shall be kept confidential.

8.3           No Public Announcements.  None of Buyer, Seller or Seller Parent shall, without the approval of the other parties, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by law, in which case the other parties shall be advised and the parties shall use their reasonable efforts to cause a mutually agreeable release or announcement to be issued.

8.4           Notices.  All notices, requests, consents, instructions or other communications or other documents required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally or via facsimile; five (5) days after being sent, when sent by registered or certified mail; or one (1) day after being sent, when sent by overnight courier, addressed as follows:

If to Buyer, to:

NuVasive, Inc.

4545 Towne Centre Court

San Diego, California 92121

Attention:              Jason Hannon, Vice President, Legal

Facsimile:               (858) 909-2000

with a copy to:

Heller Ehrman LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, CA  92122

Attention:              Michael S. Kagnoff, Esq.

Facsimile:               (858) 450-8499

If to Seller, to:

Pearsalls Limited

Tancred Street

Taunton, Somerset, TA1 1RY

Attention:              D. Lawson Lyon

Facsimile:               011-44-1823-336-824

or if to Seller Parent, to:

AMI Holdings, Inc.

272 East Deerpath Road

Suite 350

Lake Forest, IL 60045

Attention:              Michael J. Hudson

Facsimile:               847-482-9231

in either case, with a copy to:

Gardner Carton & Douglas LLP

191 N. Wacker Drive, Suite 3700

Chicago, Illinois  60606-1698

Attention:              Cathy Kiselyak Austin

Facsimile:               (312) 569-3455

or to such other address as such party may indicate by a notice delivered to the other parties hereto.

8.5           Successors and Assigns.

(a)           The rights of any party under this Agreement shall not be assignable without the written consent of the other parties, which shall not be unreasonably withheld or delayed; provided, however, that either party may, without such consent, assign this Agreement and its rights and obligations hereunder in connection with the transfer or sale of all or substantially all of its assets, or in the event of its merger or consolidation or change in control or similar transaction if (a) the assignee has financial wherewithal equal to or greater than the assignor or (b) the assignment does not relieve the assignor of any of its obligations under this Agreement.  In any case, assignee shall execute a counterpart of this Agreement agreeing to be treated as a party to this Agreement; in the case of (b), the counterpart shall acknowledge that it shall be jointly and severally liable with the assignor and any other assignee of such assignor for all the obligations of the assignor hereunder.

(b)           This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.  Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this Section 8.5 any right, remedy or claim under or by reason of this Agreement.

8.6           Access to Records after Closing Date.  For a period of five (5) years after the Closing Date, Buyer and its representatives shall have reasonable access to all of the information, books and records of the Medical Device Global Operations which Seller or any of its Affiliates retains after the Closing Date.  Such access shall be afforded by Seller and its Affiliates upon receipt of reasonable advance notice and during normal business hours.

8.7           Entire Agreement; Amendments.  This Agreement, the Schedules referred to herein, the documents delivered pursuant hereto and the Nondisclosure Agreement contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements or understandings, oral or written, between or among any of the parties hereto.  This Agreement shall not be amended, modified or supplemented, except by a written instrument signed by an authorized representative of each of the parties hereto.

8.8           Interpretation.  Article titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.  The Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

8.9           Waivers.  Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof.  Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party.  The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

8.10         Expenses.  Whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection herewith including, without limitation, all legal, accounting, financial, advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by a party in connection with the negotiation and consummation of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.  Seller’s and Seller Parent’s Third Party Expenses shall be deemed “Retained Liabilities” hereunder.

8.11         Partial Invalidity.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

8.12         Execution in Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of Seller, Seller Parent and Buyer.

8.13         Further Assurances.  From time to time following the Closing Date, Seller shall deliver to Buyer such other bills of sale, deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form reasonably satisfactory to Buyer and its counsel, as Buyer may reasonably request or as may be otherwise reasonably necessary to vest in Buyer all the right, title and interest of Seller in, to or under any or all of the Purchased Assets.

8.14         Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of  Delaware.

8.15         Dispute Resolution.  Any dispute or claim arising out of or in connection with this Agreement will be finally settled by binding arbitration in New York, New York, in accordance with the then-current Commercial Arbitration Rules of the American Arbitration Association by one (1) arbitrator appointed in accordance with said rules.  The arbitrator shall apply Delaware law, without reference to rules of conflicts of law or rules of statutory arbitration, to the resolution of any dispute and shall document his or her decision in writing.  Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction for preliminary or interim equitable relief, or to compel arbitration in accordance with this paragraph, without breach of this arbitration provision.

8.16         No Third-Party Beneficiaries.  This Agreement is for the sole benefit of Buyer, Seller and Seller Parent and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than Buyer, Seller and Seller Parent and such permitted successors and assigns, any legal or equitable rights hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed on the date first above written.

BUYER:

NUVASIVE, INC.

By:	/s/ Alexis V. Lukianov

Name:	Alexis V. Lukianov

Title:	Chairman & CEO

SELLER:

PEARSALLS LIMITED

By:	/s/ Richard C. Adloff

Name:	Richard C. Adloff

Title:	Sr. V.P., Finance

SELLER PARENT:

AMERICAN MEDICAL INSTRUMENTS HOLDINGS, INC.

By:	/s/ Richard C. Adloff

Name:	Richard C. Adloff

Title:	Sr. V.P., C.F.O

SIGNATURE PAGE TO
ASSET PURCHASE AGREEMENT